September 8, 2009

U.S. Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549-4631
Attention:	Mr. Rufus Decker, Accounting Branch Chief Ms. Nudrat Salik, Staff Accountant

Re:	Russ Berrie and Company, Inc. (the “Company”)
Form 10-K for the fiscal year ended December 31, 2008 (“Form 10-K”)
Form 10-Q for the period ended March 31, 2009 (“Form 10-Q”)
File No. 1-8681
Ladies and Gentlemen:
The following memorandum is in response to the Staff’s comment letter dated August 5, 2009. The responses set forth below are numbered to correspond with the numbered paragraphs in the Staff’s letter.
General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
Response
Please be advised that we will disclose the manner in which we will comply with the Staff’s requests in our responses, and the revisions indicated will be included in our future filings.

FORM 10-K FILED ON DECEMBER 31, 2008
Management’s Discussion and Analysis, page 22
2. The goodwill impairment charge resulted in part from adverse equity and credit market conditions that caused a sustained decrease in current market multiples and your stock price, a decrease in valuations of U.S. public companies and corresponding increased costs of capital created by the weakness in the U.S. financial markets and decreases in cash flow forecasts for the markets in which you operate. Please expand your disclosures to specifically discuss the significant estimates and assumptions which led to the impairment charge, including the changes in estimates and assumptions which resulted in decreased cash flow forecasts. In light of these decreased cash flow forecasts and other factors which led to the goodwill impairment charge, please also address the following:
•
Please expand your company outlook section to discuss the expected future impact of these factors on your operations and financial position. You should consider providing detailed information on your customers, recent order activity, expected trends, management’s response for managing these events, potential future actions by management and other detailed information;

•
Please address in your disclosures the expected impact of these factors to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity; and

•	Please discuss what consideration you gave to these factors in assessing the recoverability of your inventory.
Response
Please be advised that, following the discussion of goodwill impairment charges in the section captioned “Continuing Operations” in Management’s Discussion and Analysis, we intend to expand our disclosures to include the following discussion:
“The Company completed its annual goodwill assessment for its continuing operations as of December 31, 2008 in accordance with SFAS 142. As required by SFAS 142, the goodwill impairment test is accomplished using a two-step process. The first step compares the fair value of a reporting unit that has goodwill to its carrying value. The fair value of a reporting unit using discounted cash flow analysis is estimated. If the fair value of the reporting unit is determined to be less than its carrying value, a second step is performed to compute the amount of goodwill impairment, if any. Step two allocates the fair value of the reporting unit to the reporting unit’s net assets other than goodwill. The excess of the fair value of the reporting unit (using fair-value based tests) over the amounts assigned to its net assets other than goodwill is considered the implied fair value of the reporting unit’s goodwill. The implied fair value of the reporting unit’s goodwill is then compared to the carrying value of its goodwill. Any shortfall represents the amount of goodwill impairment.
As of December 31, 2008, after completing the first step of the impairment test, there was indication of impairment because our carrying value exceeded our market capitalization.

Management’s determination of the fair value of the goodwill for the second step in the analysis was performed with the assistance of a public accounting firm, other than the Company’s auditors. The analysis used a variety of testing methods that are judgmental in nature and involve the use of significant estimates and assumptions, including: (i) the Company’s operating forecasts; (ii) revenue growth rates; (iii) risk-commensurate discount rates and costs of capital, and (iv) price or market multiples. The Company’s estimates of revenues and costs are based on historical data, various internal estimates and a variety of external sources, and are developed by the Company’s routine long-range planning process.
During the year ended December 31, 2008, stock market valuations in general, and the Company’s stock price in particular, declined substantially. Such decline in the Company’s stock price in 2008 indicated the potential for impairment of the Company’s goodwill. In addition, during 2008, continuing gross margins for Kids Line and Sassy declined substantially from the previous year, and Sassy terminated a distribution agreement (the “MAM Agreement”) that had contributed approximately $22 million in revenues that was not expected to recur in 2009. These adverse conditions, resulting in part from difficult equity and credit market conditions, led the Company to revise its estimates with respect to net sales and gross margins, which in turn negatively impacted our cash flow forecasts for Kids Line and Sassy. These revised cash flows forecasts resulted in the conclusion in the Step 2 test that the Company’s goodwill was entirely impaired (it was determined to have no implied value), and as a result, the Company recorded a goodwill impairment charge in the amount of $130.2 million, representing the shortfall between the fair value of its continuing operations for which goodwill had been allocated and its carrying value.”
We also intend to expand our “Company Outlook” section to include the following disclosures:
“As discussed in the section captioned “Continuing Operations” above, in the year ended December 31, 2008, we recorded an impairment charge to goodwill in the approximate amount of $130.2 million, resulting from decreased cash flow forecasts due in part to adverse equity and credit market conditions that caused, among other things, a sustained decrease in our stock price and a continued challenging retail environment. As a result of the current challenging retail environment, we anticipate future sales and/or margins to be lower than what was historically forecasted, which will negatively impact our prior cash flow forecasts. However, we expect the acquisitions of LaJobi and CoCaLo to partially mitigate the impact of such lower forecasts. There can be no assurance that the outcome of future reviews will not result in further impairment charges. Impairment assessments inherently involve judgments as to assumptions about expected future cash flows and the impact of market conditions on those assumptions. Future events and changing market conditions may impact our assumptions as to prices, costs or other factors that may result in changes in our estimates of future cash flows. Although we believe the assumptions we use in testing for impairment are reasonable, significant changes in any of our assumptions could produce a significantly different result.”
With respect to the Staff’s comment on addressing how recent economic events, including the credit shortage, may affect other sources of liquidity, we believe that the section captioned “General Economic Conditions as they Impact Our Business” addresses the requested disclosure. In addition, some of our responses to these events are disclosed in the first paragraph of the “Company Outlook” section on page 24 of the Form 10-K, and in the last two bullets on page 25 of the Form 10-K, which discuss our cost control activities.

Notwithstanding the factors that led to the impairment charges discussed above, we do not anticipate any material adverse impact on the recoverability of our inventory. In connection with the assessment of the carrying value of goodwill, we considered the impact of such factors on the recoverability of our inventory, and determined that no write-downs (beyond existing reserves) were required.
Critical Accounting Policies
Long-Lived Assets, page 39
3. Your disclosures on page 20 discuss your testing of impairment of goodwill and certain indefinite-lived intangible assets. Please provide a comprehensive discussion regarding your considerations of whether your other intangible assets, including those which are amortized, could be impaired. In this regard, you should clearly discuss any events or changes in circumstances which could indicate that an intangible asset should be tested for recoverability pursuant to paragraph 8 of SFAS 144, whether the intangible asset was tested for impairment, significant estimates and assumptions used in your analysis, and whether you recorded an impairment charge. For example, in light of the factors which led to the recording of a goodwill impairment charge in 2008, the majority of which originated from the purchase of Kids Line in 2004, please disclose whether you tested your other intangible assets related to Kids Line for impairment pursuant to SFAS 144. If not, please address why not.
Response
Although the discussion in the second paragraph of Note 5 — “Goodwill and Intangible Assets” on page 20 of Amendment No. 1 to the Company’s Form 10-K (the “Form 10-K/A”) refers to the testing for impairment of goodwill and indefinite-lived intangibles, please be advised that all intangible assets, both definite-lived and indefinite-lived, were tested for impairment in the fourth quarter of 2008. This includes all intangible assets related to Kids Line (which consisted of the trade name and the customer lists, each discussed in Note 5). Other than as described in Note 5 with respect to the specified trade names, no impairment charges were recorded with respect to our other intangible assets, including the Kids Line customer lists because we determined that the carrying value of the remaining intangible assets did not exceed their fair value.
Our intangible assets as carried on the balance sheet during 2008 were not previously impaired; accordingly, we did not test for recoverability pursuant to paragraph 8 of SFAS 144.

Please also be advised that, with respect to the trade name impairment charges recorded and described in Note 5, except Applause®, the Company used the “Relief from Royalty Method” calculation utilizing a five-year projection period with conservative single digit long-term growth rates and royalty rates of 5%, 2%, 5% and 4% for Kids Line, Sassy, LaJobi and CoCaLo, respectively. For the 2008 testing, the royalty rate for Sassy was decreased from the rate used in 2007 (3.5%) due to weaker results reported by Sassy and the anticipated reduction in revenue and cash flows resulting from the termination of the MAM Agreement. The long-term growth rate for Kids Line branded products in 2008 was decreased due to a reduction in the anticipated growth rates in future periods. With respect to the Applause® trade name, in connection with the sale of our Gift business in December 2008, the buyer agreed to pay an annual royalty for the Applause® and Russ® trademarks and trade names of $1.15 million, as well as a $5 million purchase price for such intellectual property at the end of five years. Accordingly, the Company fair-valued the allocated royalty stream of the Applause® and Russ® trade names.
In future filings, as appropriate, the Company will expand its disclosures to include a discussion of both indefinite-lived and definite-lived intangible assets. See response to Item 4 below for an expanded disclosure regarding our indefinite-lived intangibles.
4. During the fourth quarter of 2008, you recorded an impairment charge of $6.7 million on your Applause® tradename in connection with the Gift Sale and $3.7 million in connection with the tradenames from three of your infant and juvenile operating companies. Please further expand your disclosures to address the factors which led you to determine that the tradenames should be tested for impairment as well as how you arrived at the impairment amount.
Response
Following the discussion in the second paragraph of “Long-Lived Assets” on page 39 of the Form 10-K with respect to annual impairment testing of goodwill and other indefinite-lived assets under SFAS No. 142, we intend to include the following disclosure:
“Our trade names were tested for impairment as part of our annual impairment testing of goodwill and other indefinite-lived assets, which is performed in the fourth quarter of each year (unless specified triggering events warrant more frequent testing).
In accordance with paragraph 17 of SFAS 142, we tested the non-amortizing intangible trade names recorded on our balance sheet as of December 31, 2008. The trade names tested were: Kids Line®; Sassy®; LaJobi®; CoCaLo®. In addition, we also tested for the impairment of our Applause® tradename, which is a definite-lived intangible asset as a result of the Gift Sale. As with respect to the testing for impairment of goodwill, the review for impairment of indefinite-lived intangible assets, including trade names, is based on whether the fair value of such trade names exceeds their carrying value. We determined fair value by performing a projected discounted cash flow analysis based on the Relief-From-Royalty Method for all indefinite-lived trade names. With respect to Applause®, fair value was based on the terms of its license to the buyer of the Gift business. The difference between the fair value of the trade names and their carrying value resulted in an aggregate impairment charge of $3.7 million related to the trade names of three infant and juvenile subsidiaries, including CoCaLo® ($1.9 million), Sassy® ($1.7 million) and LaJobi® ($0.1 million). In addition, as a result of the Gift Sale, an impairment charge of $6.7 million was recorded with respect to the Applause® trade name in the fourth quarter of 2008.”

As noted in the response to Item 3 above, we determined fair value by performing a projected discounted cash flow analysis based on the Relief-From-Royalty Method for all of the trade names, except Applause®. In our analysis, we used a five year projection period, which has been our prior practice, with conservative single digit long-term growth rates and royalty rates of 5%, 2%, 5% and 4% for Kids Line, Sassy, LaJobi and CoCaLo, respectively. For the 2008 testing, the royalty rate for Sassy was decreased from the rate used in 2007 of 3.5% to 2.0% due to softer gross profit margins, reported by Sassy and the anticipated reduction in revenue and cash flows resulting from the termination of the MAM Agreement. The long term growth rate for Kids Line branded products in 2008 was decreased due to a reduction in the anticipated growth rates in future periods. With respect to the Applause® trade name, in connection with the sale of our Gift business in December 2008, the buyer agreed to pay an annual royalty for the Applause® and Russ® trademarks and trade names of $1.15 million, as well as a $5 million purchase price for such intellectual property at the end of five years. Accordingly, the Company present valued the allocated royalty stream of the Applause® and Russ® trade names and determined a fair value of $913,000 for the Applause® trade names, resulting in the impairment charge recorded. The Russ® trade name did not previously have any value ascribed to it.
Please be advised that additional disclosure on impairment testing will be included in future filings as described in our responses to Items 2 and 3 above.
Accrued Liabilities and Deferred Tax Valuation Allowances, page 39
5. Please expand your disclosures to provide additional insight on how you determined it is more likely than not that you will realize your deferred tax assets with the exception of those for which you recorded a valuation allowance of $28.2 million. In this regard, please consider each of the following points in your disclosures:
•
Please expand your discussion of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets. You should consider discussing the significant estimates and assumptions used in your analysis. Please discuss how you determined the amount of the valuation allowance to record;

•	Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;
•	Please include an explanation of the anticipated future trends included in your projections of future taxable income; and
•
Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Response
Please be advised that, in future filings, we will expand the section captioned “Accrued Liabilities and Deferred Tax Valuation Allowances” to include the following disclosures:
“The Company has adopted Statement of Financial Accounting Standards No. 109 — “Accounting for Income Taxes” (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting and reporting on income taxes. A valuation allowance is provided for deferred tax assets when it is more likely than not that some portion or all of the deferred tax asset will not be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income and tax planning strategies. The Company’s ability to realize its deferred tax assets depends upon the generation of sufficient future taxable income to allow for the utilization of its deductible temporary differences and loss and credit carryforwards.
We considered both the positive and negative evidence supporting our determination that it is more likely than not that we will realize our deferred tax assets, other than those with respect to which a valuation allowance has been recorded. Specifically, we considered: (i) the Company’s cumulative earnings from continuing operations for the three years ended December 31, 2008, (ii) the character of the pre-tax income expected to be generated (ordinary income), (iii) the earnings trends incorporated into our forecasting models, (iv) our historical ability to prepare reasonable forecasts, (v) the relative stability in the industry of our continuing operations and, (vi) our market leading industry position as positive evidence in support of our determination that it was not appropriate to record a valuation allowance on the remaining deferred income tax assets. The Company also considered negative evidence, such as current and prior year losses and the present economic climate and uncertainty. In determining the appropriate weighting relative to each source of evidence, we concluded that the Company’s historical results from continuing operations would receive a greater weighting and that projecting those results forward using conservative estimates and assumptions, considering the current recession, would provide a reasonable basis for our conclusion relative to the deferred tax asset valuation allowance. Specifically, we considered the historical net revenues, gross margins and operating expenses of each of our continuing operating units and projected those results forward giving consideration to the current economic climate, knowledge of our customers’ purchasing patterns, new product initiatives and other factors specific to our market. After reducing our forecasted 2009 sales as a result of the foregoing factors, we then applied a conservative single digit consolidated growth rates for revenues, held gross margins flat each year and did not make unreasonable assumptions regarding operating expense synergies from integrating our recently acquired business units. The business units that comprise our continuing operations have been profitable since each of their respective dates of purchase and are expected to continue to be profitable over the next three years. Sassy was acquired in 2002 and Kids Line was acquired in 2004, and both have historically generated pre-tax income. LaJobi and CoCaLo were each acquired in April of 2008 and have a history of profitability. The Company’s continuing operations generated profit before taxes and impairment charges of approximately $12.2 million for 2008 (which only includes nine months of actual results for LaJobi and CoCaLo). Although we have prepared forecasts for 5 years, we have determined that our forecasts are most accurate for a period of three years from the balance sheet date. We have determined that, for the years 2009 — 2011, we would need to generate an aggregate of approximately $53 million in pre-tax income to realize the deferred tax assets we have recorded and, after considering the factors above and based upon our current forecasts, we believe that it is more likely than not that we will be able to utilize such deferred tax assets.

In determining our deferred tax asset valuation allowance, we considered the timing of the reversals of temporary differences and the character of the related deferred tax asset. We currently have a valuation allowance of $28.2 million for our deferred tax assets, of which $6.7 million consists of full valuation allowances against foreign tax credit carryforwards, foreign NOL carryforwards and state NOL carryforwards as management feels that it is currently more likely than not that these deferred tax assets will not be realized in the foreseeable future. The balance of the valuation allowance of $21.5 million relates to the Deferred Tax Asset of the intangible amortization related to our various acquisitions. We have determined it appropriate to only assume profit for the three year period starting December 31, 2008, and have recorded valuation allowances against our Deferred Tax Assets related to the intangible amortization after that three year period. We assume that full inventory reserve, bad debt reserve, inventory capitalization and other current assets will reverse in 2009, which are in same jurisdictions and will not be offset by the creation of future deferred tax assets. In addition, our current forecasted income for the years ending December 31, 2009, 2010 and 2011 is expected to be able to absorb the tax goodwill amortization projected for this period. We had no significant deferred tax liabilities, and as a result there were no significant reversals accounted for in our analysis. In addition, there were no tax planning strategies relevant in our analysis of deferred tax assets.
Liquidity and Capital Resources, page 28
6. Please discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources. When there are significant changes in the sources and uses of cash, please advise how you determined that the sources will continue to be sufficient to meet your needs. For example, your disclosures on page 34 indicate that there was a significant reduction in the maximum commitment amounts under your credit agreements in the second amendment to your credit agreement from $175 million to $130 million.
Response
Please be advised that, as described below, recent changes in our sources and uses of cash have not had a material impact on our liquidity and capital resources. As disclosed under the section captioned “Continuing Operations” on page 23 of the Form 10-K, revenues from the sale of our products are the major source of working capital for our operations. This is reiterated under the section captioned “Liquidity and Capital Resources” on page 28 of the Form 10-K, where we disclose that our operating activities typically provide sufficient cash to fund our working capital requirements. As discussed in the foregoing sections, our operating cash flows depend primarily on the amount of revenue generated, the timing of collections, the quality of customer accounts receivable and the timing and level of payments to suppliers and other vendors. With the exception of fluctuating raw material costs and exchange rates, the impact of which is disclosed on pages 8 (in the gross margin risk factor) and 23-24 of the Form 10-K, and the timing of initial shipments to customers, which is discussed on page 6 of the Form 10-K under the section captioned “Seasonality”, these factors typically do not fluctuate materially from period to period. As disclosed under “Seasonality” on page 6 of the Form 10-K, we typically do not experience significant seasonal variations in demand for our products.

The proceeds of the bank facility supplied by our senior lenders (including both the term loan and the initial draw under the revolving credit facility) have historically been used to fund acquisitions, and cash flows from operations are typically swept on a daily basis and utilized to pay down our revolver and required amortization of our term loan. Accordingly, with the exception of funding short-term working capital requirements necessitated by our strategy of sweeping cash to pay down debt, we typically do not actively utilize our revolver. As shown in our Consolidated Statements of Cash Flows on page 48 of the Form 10-K, capital expenditures typically do not represent a significant use of revenue (i.e., less than 1% in 2008). As a result, in recent periods, we have generated sufficient cash to fund our operations and pay down a substantial amount of our total indebtedness.
As a result of this ability to generate sufficient cash flow to pay down our indebtedness in recent periods, during the negotiations with our senior bank lenders in connection with the Second Amendment, we determined that a reduced facility would still be sufficient to meet our operating needs. Consequently, we agreed to reduce the maximum commitments available under such facility from $175 million to $130 million. Notwithstanding such reduction, which had the benefit of reducing the amount of unused facility fees that we are required to pay, we continue to believe that our cash flows from operations and available capacity under our credit facility will be sufficient to fund our operating needs and capital requirements for at least the next twelve months, as we disclosed on page 28 of the Form 10-K.
In future filings, we will include a discussion of any significant changes in expected sources and uses of cash from period to period, and the impact of any such changes on our liquidity and capital resources, as necessary.
Notes to the Financial Statements
General
7. Please provide the enterprise-wide disclosures required by paragraphs 37 through 39 of SFAS 131.
Response
With respect to paragraph 37 of SFAS 131, which requires disclosure of revenues from external customers for each product and service or each group of similar products and services, please be advised that we will in future filings disclose in the notes to our consolidated financial statements our products sales as a percentage of total sales for each significant product category.
With respect to paragraph 38 of SFAS 131, which addresses information about geographic areas, please be advised that disclosure regarding aggregate sales to foreign countries is included under “Marketing and Sales” on page 5 of the Form 10-K. We will in future filings also include disclosure in the notes to our consolidated financial statements regarding revenues and long-lived assets attributed to, or located in, the United States and all foreign countries in the aggregate. Please be advised that, currently, no individual foreign country represents a material portion of the Company’s revenues or long-lived assets and, accordingly, we do not anticipate having to disclose such information separately.
With respect to paragraph 39 of SFAS 131, please be advised that the required information regarding major customers is disclosed: (i) in “Note 6 — Financial Instruments — Concentrations of Credit Risk”, (ii) under “Marketing and Sales”, and (iii) under “Risk Factors — Our business is dependent on several large customers”, on pages 63, 5 and 11, respectively, of the Form 10-K.

Note 2 — Summary of Significant Accounting Policies
Cost of Sales, page 50
8. Please further clarify in your disclosures whether cost of sales includes internal transfer costs, warehousing costs, and outbound shipping and handling costs from the warehouse to customers. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:
•	the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
•
in MD&A that your gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

Response
Please be advised that cost of sales does not include warehousing costs, outbound handling costs and outbound shipping costs. The majority of outbound shipping costs are paid by our customers, as many of our customers pick up their goods at our distribution centers, a fact that is disclosed under the caption “Distribution” on page 5 of the Form 10-K. Warehousing, outbound handling costs and the portion of outbound shipping costs that are incurred by us are included in selling, general and administrative expenses.
In future filings, we will disclose in the relevant financial statement note that warehousing, outbound handling costs and the portion of outbound shipping costs that are incurred by us are included in selling, general and administrative expenses (and will include the relevant amounts), and will further disclose the following in MD&A:
“Our gross profit may not be comparable to those of other entities, since some entities include the costs of warehousing, outbound handling costs and outbound shipping costs in their costs of sales. We account for the above expenses as operating expenses and classify them under selling, general and administrative expenses.”

Note 3 — Acquisitions
CoCaLo, page 56
9. The excess value received of $422,000 above the purchase price was recorded in other long-term liabilities and will be recognized in the consolidated financial statements upon the settlement of the contingent purchase consideration as a reduction of goodwill or an extraordinary gain. Please advise what consideration you gave to paragraph 44 of SFAS 141 in accounting for this excess value.
Response
Please be advised that the fair value of the net assets acquired by the Company from CoCaLo as of April 2, 2008 was determined by the Company to be $18.2 million, and the aggregate purchase price was $17.8 million. Paragraph 44 of SFAS 141 indicates that, where the fair value of the assets acquired exceeds the purchase price, an adjustment must be made to all of the non-financial assets. Paragraph 46 of SFAS 141 indicates, however, that where a business combination involves contingent consideration (as is the case with CoCaLo), an amount equal to the lesser of the maximum amount of the contingent consideration or the excess prior to the pro rata allocation required by Paragraph 44 is recognized as a liability. The CoCaLo purchase agreement provides for a maximum potential payment of $2 million in contingent consideration based upon future performance milestones. However, as the fair value of the assets exceeded the purchase price by only $422,000, only such amount was recorded in other long-term liabilities.
Note 4 — Sale of Gift Business and Discontinued Operations, page 19
10. Please help us better understand how you determined it was appropriate to present the operations of the gift business as discontinued. In this regard, please address the following:
•
You received a 19.99% interest in the buyer, which you account for using the cost method pursuant to APB No. 18. Please help us understand how you determined that you do not exercise significant influence. Please address the following factors in your analysis:

•	The nature and significance of the interest given that it does not appear that there would be a substantive difference between a 20% interest versus a 19.9% interest;
•	The capitalization structure of the investee and whether the investee effectively is being funded primarily by you; and
•
Any voting rights, veto rights, and other protective and participation rights held by you including any ability to participate in financial, operating, or governance decisions. This should include any involvement in the management of the investee, including any representation on the board of directors.

Refer to SAB Topic 5:Z.4; and
•
Please tell us what consideration you gave to EITF 03-13. Specifically address your consideration of each of the issues discussed in this EITF, which should include your analysis of whether there are significant continuing direct cash flows and whether you have significant continuing involvement.

Response
In accounting for the sale of its gift business as a discontinued operation, the Company considered the guidance in SAB Topic 5:Z.4, which addresses the fact pattern of a company retaining a minority voting interest and concludes that, where such company exerts significant influence over the operating and financial policies of the investee, that company is required to account for its residual investment using the equity method. As described below, we concluded that we do not exert significant influence over the operating and financial policies of the investee and, accordingly, we determined that SAB Topic 5E “Accounting for Divestiture of a Subsidiary or Other Business Operation” (“SAB 5E”), was applicable to the Company’s specific situation and therefore followed the guidance therein.
SAB 5E states that “in assessing whether the legal transfer of ownership of one or more business operations has resulted in a divestiture for accounting purposes, the principal consideration must be an assessment of whether the risks and other incidents of ownership have been transferred to the buyer with sufficient certainty.” SAB 5E also provides the following factors that should be considered when determining whether the legal sale of a subsidiary or business operations qualifies for accounting sale treatment: (i) continuing involvement by the seller (e.g., effective veto power over major contracts or customers, significant voting power on the board of directors, or managerial authority similar to that of ownership); (ii) absence of significant financial investment in the business by the buyer; (iii) repayment of debt which constitutes the principal consideration in the transaction is dependent on future successful operations of the business; and (iv) the continued necessity for debt or contract performance guarantees on behalf of the business by the seller.
We performed an analysis of SAB 5E and its application to the sale of the Gift Business (the “Gift Sale”), and concluded that the risks and other incidents of ownership were transferred to the buyer of the Gift Business as a result of the Gift Sale with sufficient certainty. Therefore, we concluded that the Sale should be recognized as a divestiture for accounting purposes and, accordingly, qualified for discontinued operations accounting. Some of the factors considered in our analysis are set forth below.
As summary background information, The Encore Group, Inc. (“EGI”), a profitable gift business specializing in “hard goods” including ceramics, frames and garden products, has been in operation since 1990 and was privately owned by a group of investors prior to the Gift Sale. As part of the Gift Sale, such investors formed a new entity, Encore Investors II, Inc. (“EI II”), and contributed their interests in EGI to a newly-formed subsidiary of EI II, The Russ Companies, Inc. (“TRC”). As consideration for such contribution, TRC issued 80.1% of its common stock to EI II. TRC was the buyer of the Gift Business in the Gift Sale, and as consideration therefore issued to us: (i) 19.9% of its common stock; and (ii) a $19.0 million subordinated note. In addition, TRC licensed certain intellectual property from us, consisting generally of the Russ® and Applause® trademarks and trade names, for an approximate 5-year term, with the obligation to purchase such intellectual property at the end of such term to the extent specified conditions are met. The consideration set forth above, including the license agreement, is collectively referred to herein as the “Gift Consideration”. Details of the Gift Sale are disclosed in the Form 10-K in the “Liquidity and Capital Resources” portion of MD&A under the section captioned “Recent Disposition”.

Our analysis of the SAB 5E factors included the following:
Factor (i) — Continuing Involvement:
We are entitled to appoint two members to the seven member board of directors of TRC. The remaining five directors of TRC are all appointed by EI II, the 80.1% owner of TRC. All actions of the TRC board require a simple majority vote. Therefore, we cannot independently block or vote down any action of the TRC board, and we do not have the ability to control such board’s decisions. Even under the limited circumstances under which we are able to obtain a third seat on the TRC board (during specified defaults), we would still be unable to control the decisions of the TRC board. We also note that our right to appoint two of seven directors is consistent with a 19.9% equity ownership interest and does not represent a disproportionate controlling interest.
In addition, neither our stock ownership nor our representation on the TRC board provides us with any veto rights or day-to-day managerial authority over the business of TRC that would normally be associated with having a controlling interest in a business. Thus, although our board representation allows us to participate in board deliberations, our substantial minority position and lack of any other relevant contractual rights negates a conclusion of significant influence in financial, operational or governance decisions.
Factor (ii) — Absence of Significant Financial Investment:
EI II received an 80.1% interest in TRC for its contribution of the EGI business to TRC. Therefore, subsequent to the Gift Sale, TRC owns each of our former Gift Business and the former EGI business. When combined with the other components of the Gift Consideration, our receipt of a 19.9% equity interest in an entity that includes the prior EGI business (which, although smaller than our Gift Business, was more profitable than our Gift Business in recent periods), represents a significant financial investment in the Gift Business by TRC.
The fair value of our 19.9% equity interest in TRC was determined to be $4.5 million at the time of acquisition. This would imply that the fair value of the total equity of TRC was approximately $22.6 million, and the fair value of EI II’s 80.1% interest in TRC was approximately $18.1 million at the time of acquisition. The fair value (at the time of acquisition) of the aggregate Gift Consideration of $19.8 million, in addition to the $18.1 million valuation for EI II’s interest in TRC, supports the conclusion that a significant financial investment was made by TRC in its combined business.
Factor (iii) — Repayment of Debt Dependent on Successful Operations:
The $19.0 million subordinated note received by us (the “Seller Note”) carries a 6% PIK interest rate, compounded annually. The principal and accrued interest on the Seller Note is due and payable on December 23, 2013. Notwithstanding the foregoing, however, on April 30 of each year, TRC must pay down outstanding amounts under the Seller Note to the extent that it has borrowing availability under its senior credit facility in excess of $10 million.

The Seller Note is to be repaid from proceeds of the combined TRC operations, which as discussed above, includes both our former Gift Business and the EGI business. Although substantially smaller than our former Gift Business, EGI has been in operation since 1990 and has historically generated consistent positive cash flows. As noted above, it has also been more profitable than our Gift Business in recent years. As a result, the repayment of the Seller Note is not solely dependent on the operations of our former Gift Business.
Factor (iv) — Guarantees:
We did not provide any guarantees to TRC on any existing contracts nor did we remain liable for any other obligations that were transferred as part of the Gift Sale, other than the fact that as a matter of law, we remain secondarily liable under certain contracts that were transferred to TRC as part of the Gift Sale, and for which the parties did not receive required consents, — including a lease related to a South Brunswick, New Jersey distribution center. The South Brunswick facility is only one of several facilities previously leased by us in the operation of our Gift Business, and we are not secondarily liable for any of these other facilities, which have total commitments representing approximately 78% of the total lease commitments transferred. Based on these facts, we concluded that there is no continued necessity for debt or contract performance guarantees by us to TRC.
We also considered EITF 03-13, which addresses two issues. The first issue concerns “how an ongoing entity should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity.” The second issue concerns “the types of continuing involvement that constitutes significant continuing involvement in the operations of the disposed component.” Addressing the first issue, subsequent to the Gift Sale, with the exception of certain relatively immaterial transition services activities between the parties, there are no direct revenue-producing and cost-generating transactions between us and TRC as defined by EITF 03-13, which defines cash flows as being associated with revenue-producing and cost-generating activities. Addressing the second issue, as discussed in detail above, we believe our TRC board representation and stock ownership do not constitute “significant continuing involvement” in the operations and/or financial policies of the disposed business.
Accounting Principles Board Opinion No. 18 (“APB No. 18”) addresses the Equity Method of Accounting for Investments in Common Stock. Paragraph 17 of APB No. 18 requires that the equity method of accounting for an investment in common stock be followed by an investor whose investment in voting stock gives it the ability to exercise significant influence over operating and financial policies of an investee even though the investor holds 50% or less of the voting stock. We considered the guidance provided by APB 18, and concluded, based upon the above analysis, that notwithstanding our 19.9% ownership interest, we did not exercise significant influence over operating and financial policies of TRC. Accordingly, we concluded that we should account for our 19.9% ownership interest in TRC under the Cost Method and not under the Equity Method.

Note 5 — Goodwill and Intangible Assets, page 60
11. You determined that the amortization period of all your customer relationship intangible assets should be twenty years. Please help us understand how you arrived at this amortization period based on your consideration of paragraph 11 of SFAS 142. Please also address how you determined that they should all have the same amortization period.
Response
Paragraph 11 of SFAS 142 states that “the accounting for a recognized intangible asset is based on its useful life to the reporting entity.” The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. Paragraph 11 also addresses several factors to be analyzed in calculating the estimate of useful life.
When reviewing its customer relationship intangible assets, the Company determined that factors (a) and (d) of Paragraph 11 were most pertinent. Factor (a) — the expected use of the asset by the entity — is significant because the few, large customers that comprise the intangible assets generate in excess of 50% of the revenues of each of the relevant business units. Factor (d) — which addresses, among other things, the entity’s own historical experience — was also significant, as the Company has had a continuing business relationship over an extended period of time with each of the significant customers that comprise the intangible assets.
The Company has three customer relationship intangible assets, one for each of Kids Line, LaJobi and CoCaLo. The majority of the customers are identical across all three subsidiaries. In addition, as disclosed in Note 6 (consideration of credit risk) of the Notes to Consolidated Financial Statements of the Form 10-K, Toys “R” Us Inc, Babies “R” Us Inc. and Target represented almost 55% of our consolidated sales for 2008 for our continuing operations. Since the customers are substantially similar (either because they are the same entity, or because they share similar market characteristics), we used the same useful life for all three customer relationship intangible assets.
In order to measure the expected useful life of the customer relationships, we analyzed the sales related to lost customers on an annual basis for the last four years. That analysis indicated that the Company’s attrition rate (or average lost sales as a percentage of total sales) was less than 1% per year for each of the four years. In light of the current economic climate, however, we assumed an annual attrition rate of 5% per year, which equates to a 20-year expected useful life. We assumed that our customers would continue to generate cash inflows over that period of time, and we note that there are no legal, regulatory contractual, competitive, economic or other factors that would change our estimate of the useful life of the customer relationships.
Based upon the foregoing, the Company concluded that 20 years is a reasonable estimate of the useful life for each of its customer relationship intangibles. The Company tests these intangible assets for impairment on an annual basis.

Note 9 — Debt, page 64
12. In addition to your disclosure of the specific terms of material debt covenants in your credit agreement and the required ratios under these covenants included on page 41, please disclose your actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Also, please clarify in your disclosures how EBITDA is defined and retitle this measure if it is not computed as commonly defined. One choice may be to call it Adjusted EBITDA. In a similar manner, define and retitle EBITDA, if necessary, in your Forms 8-K.
Response
Please be advised that, as described below, we intend to expand our disclosures in future filings: (i) to further highlight restrictions on our ability to incur additional financing; and (ii) to include a general description of the definition of EBITDA for purposes of our financial covenants (titled appropriately as “Covenant EBITDA” wherever used, as such definition includes numerous items specific to our company). In addition, we intend to include even more enhanced disclosure with respect to any future period in which a breach of our financial covenants has or is reasonably likely to occur. However, based on the analysis set forth below, we do not believe that disclosure of the actual ratios with respect to our financial covenants as of each reporting date is warranted, thereby obviating the need to include specific computations to arrive at the actual ratios, with corresponding reconciliations to US GAAP amounts.
In accordance with the requirements of Section I.D. of Release No. 33-8350 (the “Release”), which discusses “enhanced” disclosure of debt instruments and related covenants: (a) we currently discuss our credit agreement in detail (both in the Notes to the Consolidated Financial Statements and in MD&A); (b) we disclose what the required financial covenant ratios are and how they are used (as a straight covenant, as a determinative factor for applicable interest rates, and as one condition to our ability, among other things, to pay dividends); and (c) we disclose each period that we are in compliance with such covenants. Specifically, with respect to the debt Note included in the Form 10-K/A: (i) on page 25, we describe that the margins applicable to the interest rates on our senior credit facility are calculated in accordance with a pricing grid based on the most recent quarter end Total Debt to EBITDA Ratio (we will retitle this to read “Total Debt to Covenant EBITDA Ratio); (ii) on page 26, we describe the financial covenants, the consequences of failing to remain in compliance with such covenants (which are also highlighted on page 10 of the Form 10-K in the “Risk Factors” section under the caption “Inability to maintain compliance with the bank covenants”), and limitations on our ability to declare dividends as of December 31, 2008; and (iii) on pages 41 and 42, we describe each of the financial covenants and the limitations on the ability to declare dividends subsequent to the execution of the Second Amendment to our credit facility. In the Form 10-K, in MD&A, we repeat substantially all of the information included in the Note. Although “enhanced” disclosure, as discussed in this section of the Release, is not defined, we feel that our current disclosure is quite detailed, and we have not identified any express requirement to disclose “cushions” with respect to financial covenants.

Section IV.C of the Release notes that discussion and analysis of material covenants may be required in at least two instances: (i) when a company is, or is reasonably likely to be, in breach (we do not fall into this category); and (ii) where debt covenants impact the ability to undertake additional financing. Although our debt covenants do impact our ability to undertake additional financing, our current leverage ratio (which includes the Covenant EBITDA calculation) actually provides more flexibility than the customary restrictions on incurring further debt and liens contained in our credit agreement. With respect to this point, please note that on page 37 of the Form 10-K, we include the following disclosure in “Liquidity and Capital Resources” of MD&A: “Consistent with our past practices and in the normal course of our business, we regularly review acquisition opportunities of varying sizes. We may consider the use of debt or equity financing to fund potential acquisitions. Our current credit agreement imposes restrictions on us that could limit our ability to respond to market conditions or to take advantage of acquisitions or other business opportunities.” In addition, on page 10 of the Form 10-K, we include the following risk factor, the substance of which we intend to include in MD&A in future filings to further enhance our MD&A disclosure on this point:
“Our debt covenants may affect our liquidity or limit our ability to complete acquisitions, incur debt, make investments, sell assets, merge or complete other significant transactions.
Our current credit agreement includes provisions that place limitations on a number of our activities, including our ability to: incur additional debt; create liens on our assets or make guarantees; make certain investments or loans; pay dividends; repurchase our common stock; dispose of or sell assets; or enter into acquisitions, mergers or similar transactions. These covenants could restrict our ability to pursue opportunities to expand our business operations. We are required to make prepayments of our debt upon the occurrence of certain transactions, including most asset sales or debt or equity issuances and extraordinary receipts.”
Question 10 of the FAQs referred to in your comment asks whether an issuer “may” present an “adjusted” EBITDA measurement in an SEC filing, although in technical violation of the proscriptions in Item 10(e) of S-K, which permits EBIT and EBITDA as traditionally defined. The answer states that where the agreement and the covenant are material, the company may be required to disclose the measure as calculated by the debt covenant as part of MD&A where information about the covenant is material to an investor’s understanding of the company’s financial condition and/or liquidity. In our case, it is important to note that, as discussed elsewhere in this response letter, most of our working capital needs are provided by cash flows from operations (other than short-term use of a portion of the availability under our revolving loan resulting from our strategy of sweeping cash to pay down debt), and the proceeds of our outstanding debt have historically been used to finance acquisitions. As we are in compliance with all financial covenants, and do not typically rely on our credit facility for a substantial portion of our operational needs, we do not feel that additional information about our financial covenants is material to an investor’s understanding of our financial condition and/or liquidity.

In concluding that disclosure of actual covenant ratios, and the corresponding calculations and GAAP reconciliations, is unwarranted, we also considered the following facts: (i) the non-GAAP financial measures used in the definitions of our covenants are particularly unique to our company; (ii) such measures would require detailed explanation (for example, Covenant EBITDA is defined differently for each of two financial covenant ratios and would require approximately 20 adjustments to GAAP measures); and (iii) disclosure would require detailed explanations of how the calculations are derived (substantially lengthening our disclosure in a manner that we fear would be confusing to our investors), in addition to a statement as to why presentation of such measures is useful, when in fact these measures do not represent management’s assessment of operating performance and we do not desire to include such measures in our filings.
Although we do not wish to include actual ratios, in future filings, following our description of the financial covenants in the relevant Note to Consolidated Financial Statements and MD&A, we intend to include disclosure similar to the following (and will title the measures appropriately wherever they are used):
“Covenant EBITDA, as defined in the Second Amendment, is a non-GAAP financial measure used to determine our compliance with the minimum Fixed Charge Coverage Ratio and Total Debt to Covenant EBITDA ratio, as well as to determine Total Debt to Covenant EBITDA for purposes of the relevant interest rate margins applicable to the Loans under the Credit Agreement, and whether certain dividends and repurchases can be made if other pre-requisites described in the Second Amendment are met. Covenant EBITDA is determined on a consolidated basis, and is defined generally as consolidated net income (after excluding specified non-cash, non-recurring and other specified items), as adjusted for interest expense; income tax expense; depreciation; amortization; other non-cash charges (gains); specified costs in connection with each of our senior financing, specified acquisitions, and specified requirements under the Credit Agreement; non-cash transaction losses (gains) due solely to fluctuations in currency values; and specified costs in connection with the sale of our Gift Business. For purposes of the Fixed Charge Coverage Ratio, Covenant EBITDA is further adjusted for unfinanced capital expenditures; specified cash taxes and distributions pertaining thereto; and specified cash dividends.”

Note 13 — Weighted Average Common Shares, page 31
13. Please disclose how you treat restricted stock and restricted stock units for purposes of calculating basic and diluted earnings per share. Please separately discuss vested and unvested restricted stock and stock units. Given that a holder of restricted stock has all of the rights of a shareholder including the right to receive dividends, please tell us what consideration you gave to FSP EITF 03-06-1.
Please be advised that, pursuant to our equity compensation plans, shares of restricted stock are issued in full as soon as reasonably practicable following the award, and convey upon the holder all the rights of a shareholder, including the right to vote such shares and receive dividends, even though such shares may continue to be subject to certain restrictions. Accordingly, all shares of restricted stock (whether vested or unvested) are included from the time of grant in the calculation of outstanding shares for the calculation of basic and diluted earnings per share.

In addition, our 2008 Equity Incentive Plan provides that restricted stock units (RSUs) may be settled, at the Company’s option, in stock, cash or a combination thereof. In addition, grantees may be awarded dividend equivalent rights. Applicable RSU agreements provide for such dividend equivalent rights, although all dividend equivalents are required to be accrued (without interest and earnings), and are to be paid or distributed only if and when the Company settles the related RSU. Pursuant to EITF 3-06-01, unvested share-based payment awards are not considered participating securities when, as is the case with our RSUs, the right to receive dividends or dividend equivalents is contingent upon vesting or exercise. Accordingly, we do not include unvested RSUs in the calculation of basic and diluted earnings per share, as they are not considered participating securities under EITF 3-06-01. Upon vesting of an RSU, to the extent settled in shares, the shares underlying any such RSUs would be included in the calculation of basic and diluted earnings per share.
In future filings, the Company will further clarify which securities are included in the calculation of basic and diluted shares outstanding.
Note 17 — Shareholders’ Equity
Share-Based Compensation, page 33
14. Please disclose the circumstances surrounding forfeitures and cancellations of options shown on page 35 for each period presented. If any forfeitures or cancellations of options were due to the options being returned by the holder to you prior to their expiration or you canceling the options prior to their expiration, please supplementally explain to us in greater detail the timing, terms, circumstances, and accounting for each of these transactions, including the related dollar amounts recorded in each period presented.
Response
Please be advised that for each period presented, all of the forfeited/cancelled options resulted from the termination of the employment of the respective optionees and the resulting forfeiture of non-vested and/or vested but unexercised stock options. Pursuant to our equity compensation plans, upon the termination of employment of an optionee, such optionee’s outstanding unexercised options are typically cancelled and deemed terminated as of the date of termination; provided, that if the termination is not for cause, all vested options generally remain outstanding for a period ranging from 30 to 90 days, and then expire to the extent not exercised. In future filings, we will include disclosure to this effect in a footnote to the appropriate chart.

General
15. Please address the above comment in your interim filings as well.
Response
As noted above, we will address the above comment in interim filings as well.
Closing Comments:
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We sincerely hope that we have addressed your comments on our 2008 Form 10-K and March 31, 2009 Form 10-Q. We will be pleased to respond promptly to any additional requests for information or material that we may provide in order to facilitate your review.

Sincerely yours,

/s/ Guy A. Paglinco
Vice President and Chief Financial Officer